UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lilium N.V.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

N52586109
(CUSIP Number)

February 2, 2023
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N52586109	13G

1	NAMES OF REPORTING PERSONS
LGT Global Invest Ltd (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
31,885,128(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
31,885,128(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,885,128(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

FOOTNOTES

(1)	H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein is the ultimate beneficial owner of LGT Global Invest Ltd.
(2)
Assumes exercise of 7,692,307 warrants (“Warrants”) to purchase shares of the class A ordinary shares (“Class A Shares”) of Lilium N.V. (the “Issuer”) beneficially owned by the reporting person into 7,692,307 Class A Shares.

(3)
Calculated based on 392,002,695 Shares outstanding, consisting of (i) 368,539,630 Class A Shares and (ii) 23,463,065 class B ordinary shares (“Class B Shares” and, together with the Class A Shares, the “Shares”), as disclosed in the Registration Statement on Form F-3/A filed by the Issuer on December 12, 2022, as well as 7,692,307 Class A Shares issuable upon exercise of the Warrants beneficially owned by the reporting person. Each Class B Share entitles the holder thereof to 36 votes on all matters upon which shareholders have a right to vote and each Class A Share entitles the holder thereof to 12 votes on such matters.

CUSIP No. N52586109	13G

1	NAMES OF REPORTING PERSONS
Lightrock Growth Fund I S.A., SICAV-RAIF (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
12,751,787(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,751,787(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,751,787(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.2% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

FOOTNOTES

(1)
Lightrock Growth Fund I S.A., SICAV-RAIF (“Lightrock Growth Fund I”) is owned (over 98% of the shares) by Financial Investments SPC and Lightrock Evergreen Fund SICAV. H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein is the ultimate beneficial owner of Lightrock Growth Fund I according to local applicable laws of Luxembourg.

(2)	Assumes exercise of 1,923,076 Warrants beneficially owned by the reporting person into 1,923,076 Class A Shares.
(3)
Calculated based on 392,002,695 Shares outstanding, consisting of (i) 368,539,630 Class A Shares and (ii) 23,463,065 Class B Shares, as disclosed in the Registration Statement on Form F-3/A filed by the Issuer on December 12, 2022, as well as 1,923,076 Class A Shares issuable upon exercise of the Warrants beneficially owned by the reporting person. Each Class B Share entitles the holder thereof to 36 votes on all matters upon which shareholders have a right to vote and each Class A Share entitles the holder thereof to 12 votes on such matters.

CUSIP No. N52586109	13G

1	NAMES OF REPORTING PERSONS
Lumen Investments Ltd. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
31,346,153(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
31,346,153(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,346,153(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

FOOTNOTES

(1)	H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein is the ultimate beneficial owner of Lumen Investments Ltd.
(2)	Assumes exercise of 9,615,384 Warrants beneficially owned by the reporting person into 9,615,384 Class A Shares.
(3)
Calculated based on 392,002,695 Shares, consisting of (i) 368,539,630 Class A Shares and (ii) 23,463,065 Class B shares, as disclosed in the Registration Statement on Form F-3/A filed by the Issuer on December 12, 2022,  as well as 9,615,384 Class A Shares issuable upon exercise of the Warrants beneficially owned by the reporting person. Each Class B Share entitles the holder thereof to 36 votes on all matters upon which shareholders have a right to vote and each Class A Share entitles the holder thereof to 12 votes on such matters.

CUSIP No. N52586109	13G

1	NAMES OF REPORTING PERSONS
H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
75,983,068(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
75,983,068(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,983,068(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.5%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

FOOTNOTES

(1)	H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein is the ultimate beneficial owner of LGT Global Invest Ltd, Lightrock Growth Fund I S.A., SICAV-RAIF and Lumen Investments Ltd.
(2)	Assumes exercise of 19,230,767 Warrants deemed to be beneficially owned by the reporting person into 19,230,767 Class A Shares.
(3)
Calculated based on 392,002,695 Shares outstanding, consisting of (i) 368,539,630 Class A Shares and (ii) 23,463,065 Class B shares, as disclosed in the Registration Statement on Form F-3/A filed by the Issuer on December 12, 2022, as well as 19,230,767 Class A Shares issuable upon exercise of the Warrants beneficially owned by the reporting person. Each Class B Share entitles the holder thereof to 36 votes on all matters upon which shareholders have a right to vote and each Class A Share entitles the holder thereof to 12 votes on such matters.

CUSIP No. N52586109	13G

Item 1   (a).     Name of Issuer:

Lilium N.V.

Item 1   (b).     Address of Issuer's Principal Executive Offices:

Claude-Dornier Straße 1, Bldg. 335,
D - 82234 Wessling, Germany

Item 2   (a).      Name of Person Filing:

i) LGT Global Invest Ltd

ii) Lightrock Growth Fund I S.A., SICAV-RAIF

iii) Lumen Investments Ltd.

iv) H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein

Item 2   (b).     Address of Principal Business Office or, if None, Residence:

i) LGT Global Invest Ltd

Grand Pavilion Commercial Centre
1st Floor, 802 West Bay Road
Grand Cayman KY1-1203
Cayman Islands

ii) Lightrock Growth Fund I

8, rue Lou Hemmer
L-1748 Senningerberg
Grand Duchy of Luxembourg

iii) Lumen Investments Ltd.

Grand Pavilion Commercial Centre
1st Floor, 802 West Bay Road
Grand Cayman KY1-1203
Cayman Islands

iv) H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein

Fürst-Franz-Josef-Strasse 150, FL-9490
Vaduz, Liechtenstein

Item 2   (c).      Citizenship:

The Netherlands.

Item 2   (d).     Title of Class of Securities:

Class A Ordinary Shares.

Item 2   (e).      CUSIP Number:

N52586109.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 75,983,068

(b)	Percent of class: 18.5%**

(c)	Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote:  0

(ii)       Shared power to vote or to direct the vote:  75,983,068

(iii)      Sole power to dispose or to direct the disposition of:  0

(iv)       Shared power to dispose or to direct the disposition of: 75,983,068

*   Assumes exercise of 19,230,767 Warrants to purchase Class A Shares deemed to be beneficially owned by the reporting person into 19,230,767 Class A Shares.
** The percentages used herein are calculated based on 392,002,695 Shares outstanding, consisting of (i) 368,539,630 Class A Shares and (ii) 23,463,065 Class B shares as disclosed in the Registration Statement on Form F-3/A filed by the Issuer on December 12, 2022, as well as 19,230,767 Class A Shares issuable upon exercise of the Warrants. Each Class B Share entitles the holder thereof to 36 votes on all matters upon which shareholders have a right to vote and each Class A Share entitles the holder thereof to 12 votes on such matters.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.
Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LGT GLOBAL INVEST LTD

By: /s/ Alison Lomax
Name: Alison Lomax
Title: Director

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

Date: February 2, 2023

LIGHTROCK GROWTH FUND I S.A., SICAV-RAIF

By: /s/ Claude Radoux
Name: Claude Radoux
Title: Director

By: /s/ Robert Schlachter
Name: Robert Schlachter
Title: Director

Date: February 2, 2023

LUMEN INVESTMENTS LTD.

By: /s/ Allison Lomax
Name: Allison Lomax
Title: Director

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

Date: February 2, 2023

H.S.H. REIGNING PRINCE HANS-ADAM II. VON UND ZU LIECHTENSTEIN

By: /s/ H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein
Name: H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein
Title: Board Member

Date: February 2, 2023